

April 4, 2013

Via E-Mail
Mr. Deepak Chopra
Chief Executive Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA   90250

> **Re: OSI Systems, Inc.**
> **Form 10-K for fiscal year ended June 30, 2012**
> **Filed August 13, 2012**
> **File No. 0-23125**

Dear Mr. Chopra:

We have reviewed your response letter dated March 22, 2013 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 11. Executive Compensation page 55

1.   Please expand your response to prior comment 3 to provide support for the following conclusory statements: (i) that disclosing the rate of return "would provide competitors with a sensitivity point for the Company and would potentially allow them to utilize this information in determining their pricing strategies in competitive bidding situations"; (ii) competitors would have "information as to the Company's minimum acceptable growth metric, thereby allowing competitors to potentially undermine the Company's competitive bidding strategies"; and (iii) competitors would be able to "predict the Company's current and future strategic plans." It is unclear how a competitor would be able to draw the specific conclusions you note. In responding, please address the last four sentences of prior comment 3.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney at (202) 551-3637 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief

cc (e-mail):   Alan Edrick
                 Chief Financial Officer